SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period March 4, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period January 31, 2008 to March 4, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary

Date:	March 4, 2008

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 5AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

Mr Marlay has disclosed a beneficial interest in shares allocated (long term incentive provisions) and acquired under the Alumina Employee Share Plan. Under the performance testing of the Plan, none of those shares vested for the 2007 year.

/s/ Stephen Foster
Stephen Foster
Company Secretary

Alumina Limited
31 January 2008	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John MARLAY

Date of last notice	9 August 2007

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlements to shares held by the Alumina Employee Share Plan Pty Ltd (trustee of Alumina Employee Share Plan) on behalf of Mr Marlay.

Date of change	24 January 2008

No. of securities held prior to change	48,000 fully paid ordinary shares in Alumina Limited – directly held

50,338 fully paid ordinary shares under the Alumina Employee Share Plan – vested and indirectly held

104,274 fully paid ordinary shares under the Alumina Employee Share Plan – not vested and indirectly held

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	48,000 directly held fully paid ordinary shares in Alumina Limited

50,338 fully paid ordinary shares in Alumina Limited vested and indirectly held via the Alumina Employee Share Plan

104,274 fully paid ordinary shares in Alumina Limited not vested and indirectly held, subject to future performance testing under the Alumina Employee Share Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	70,600 Performance Rights held in respect of Mr Marlay under the Long Term Inventive Plan (Alumina Employee Share Plan), there was nil vesting for the financial year ended 31 December 2007, with 50% of the Performance Rights (35,300 shares) subject to retesting in June 2008. For the Performance Rights to be tested under the Alumina Employee Share Plan for the financial year ended 31 December 2008, Mr Marlay’s allocation is 99,300 Performance Rights. The Trustee of the Alumina Employee Share Plan holds 104,274 ordinary shares in respect of the above Performance Rights.

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008 – 6AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

18 February 2008
Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley

Date of last notice	9 August 2007

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a

Direct or indirect company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Jane Morley

Date of change	11 February 2008

No. of securities held prior to change	425,183 fully paid ordinary shares in Alumina Limited

Number acquired	3,012 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Acquisition - $5.02 per share was paid.

No. of securities held after change	428,195 fully paid ordinary shares in Alumina Limited.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNEILLY

Date of last notice	9 August 2007

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	11 February, 2008

No. of securities held prior to change	35,624 fully paid ordinary shares in Alumina Limited

Number acquired	On 11 February 2008, acquired 3,014 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.02 per share was paid.

No. of securities held after change	38,638 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Richard RAYNER

Date of last notice	9 August 2007

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	11 February 2008

No. of securities held prior to change	32,945 fully paid ordinary shares in Alumina Limited

Number acquired	On 11 February 2008, acquired 2,411 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.02 per share was paid.

No. of securities held after change	35,356 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Algernon Franc HAY

Date of last notice	9 August 2007

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr. Hay is the sole director of Auxesis Investments Pty Ltd which acquired the shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Date of change	11 February 2008

No. of securities held prior to change	42,890 fully paid ordinary shares in Alumina Limited

Number acquired	On 11 February 2008, acquired 1,205 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.02 per share was paid.

No. of securities held after change	44,095 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George John PIZZEY

Date of last notice	9 August 2007

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by spouse – Mrs Betty Pizzey

Date of change	11 February 2008

No. of securities held prior to change	13,217 fully paid ordinary shares in Alumina Limited

Number acquired	On 11 February 2008, acquired 2,440 ordinary shares in Alumina Limited under the terms and conditions of the Non-Executive Director Share Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.02 per share was paid.

No. of securities held after change	15,657 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 7AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

/s/ Stephen Foster
Stephen Foster
Company Secretary

Alumina Limited
ABN 85 004 820 419
25 February 2008
GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth Alfred DEAN

Date of last notice	27 February 2007

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	18 February 2008

No. of securities held prior to change	Fully paid shares – 9,741

Number acquired	7,994 fully paid ordinary shares

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$47,962

No. of securities held after change	Fully paid share – 17,735

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2—Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 8AWC

Aluminium Bahrain BSC (“Alba”) has commenced litigation in the United States federal district court in Pittsburgh, Pennsylvania, against Alcoa Inc (“Alcoa), Alcoa World Alumina LLC and two individuals. The Complaint alleges that Alcoa and the other defendants engaged in a conspiracy involving fraud, bribery and overcharging with respect to the sale of alumina to Alba.

Alcoa World Alumina LLC is part of the Alcoa World Alumina & Chemicals joint venture between Alcoa and Alumina Limited. Alcoa has stated that it is reviewing the allegations and that it intends to vigorously defend the claim. Alumina Limited and its employees are not defendants to the Complaint.

/s/ Stephen Foster	Alumina Limited
Stephen Foster	ABN 85 004 820 419
Company Secretary
GPO Box 5411
Melbourne Vic 3001
4 March 2008	Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com